

Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece


03022112


SEC MAIL
RECEIVED
PROCESSING
MAY 23 2003
SECTION

F/DI: 202/21.5.03

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707 SUPPL
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a copy of notice submitted to the Company Announcements Office of the London Stock Exchange and Athens Stock Exchange regarding a change in the equity stakes owned by the Hellenic Republic as a shareholder of PPC SA.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer



PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

Enclosure
- Notice 21/5/03.

PUBLIC POWER CORPORATION SA

NOTICE 21/5/2003

<u>Equity Stakes</u>

PPC SA notices that, the Hellenic Republic and the Public Enterprise of Negotiable Securities S.A. ("DEKA"), as per their letters dated 16/5/2003 announce to the Athens Stock Exchange, pursuant to Presidential Decree 51/92, the following change in the equity stakes of the Share Capital of the PPC S.A., illustrated fully below:

Over the counter transfer of 23,200,000 shares (percentage 10%) in the ownership of the Hellenic Republic to Public Enterprise of Negotiable Securities S.A., pursuant to number 2/27165/0025/13.5.2003 decision of the Minister of Economy and Finance.

A. Listed Company Concerned: PPC S.A.
   Announcing Party: Hellenic Republic
   Security type: Shares with voting rights
   Percentage Change: Directly
   Percentage of Voting Rights: Before the change: 67.41%
   After the change: 57.41%
   Number of Shares with Voting rights: Before the change: 156,390,748
   After the change: 133,190,748
   Percentage of Share Capital: Before the change: 67.41%,
   After the Change: 57.41%
   Total Number of Shares per Share type: 232,000,000
   Date of Transaction: 15 May 2003
   Date of announcement of the Transaction to the Party concerned: 15 May 2003
   Date of announcement of the Transaction to the ASE: 16 May 2003

B. Listed Company Concerned: PPC S.A.
   Announcing Party: Public Enterprise of Negotiable Securities S.A.
   Security type: Shares with voting rights
   Percentage Change: Directly
   Percentage of Voting Rights: Before the change: 0%
   After the change: 10%
   Number of Shares with Voting rights: Before the change: 0
   After the change: 23,200,000
   Percentage of Share Capital: Before the change: 0%,
   After the Change: 10%
   Total Number of Shares per Share type: 232,000,000
   Date of Transaction: 15 May 2003
   Date of announcement of the Transaction to the Party concerned: 15 May 2003
   Date of announcement of the Transaction to the ASE: 16 May 2003



Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 202/21.5.03

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.


SEC MAIL
RECEIVED
PROCESSING
MAY 23 2003
184
SECTION

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a copy of notice submitted to the Company Announcements Office of the London Stock Exchange and Athens Stock Exchange regarding a change in the equity stakes owned by the Hellenic Republic as a shareholder of PPC SA.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- Notice 21/5/03.

PUBLIC POWER CORPORATION SA

NOTICE 21/5/2003

Equity Stakes

PPC SA notices that, the Hellenic Republic and the Public Enterprise of Negotiable Securities S.A. ("DEKA"), as per their letters dated 16/5/2003 announce to the Athens Stock Exchange, pursuant to Presidential Decree 51/92, the following change in the equity stakes of the Share Capital of the PPC S.A., illustrated fully below:

Over the counter transfer of 23,200,000 shares (percentage 10%) in the ownership of the Hellenic Republic to Public Enterprise of Negotiable Securities S.A., pursuant to number 2/27165/0025/13.5.2003 decision of the Minister of Economy and Finance.

A. Listed Company Concerned: PPC S.A.
Announcing Party: Hellenic Republic
Security type: Shares with voting rights
Percentage Change: Directly
Percentage of Voting Rights: Before the change: 67.41%
After the change: 57.41%
Number of Shares with Voting rights: Before the change: 156,390,748
After the change: 133,190,748
Percentage of Share Capital: Before the change: 67.41%,
After the Change: 57.41%
Total Number of Shares per Share type: 232,000,000
Date of Transaction: 15 May 2003
Date of announcement of the Transaction to the Party concerned: 15 May 2003
Date of announcement of the Transaction to the ASE: 16 May 2003

B. Listed Company Concerned: PPC S.A.
Announcing Party: Public Enterprise of Negotiable Securities S.A.
Security type: Shares with voting rights
Percentage Change: Directly
Percentage of Voting Rights: Before the change: 0%
After the change: 10%
Number of Shares with Voting rights: Before the change: 0
After the change: 23,200,000
Percentage of Share Capital: Before the change: 0%,
After the Change: 10%
Total Number of Shares per Share type: 232,000,000
Date of Transaction: 15 May 2003
Date of announcement of the Transaction to the Party concerned: 15 May 2003
Date of announcement of the Transaction to the ASE: 16 May 2003